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                          June 29, 2022

       Russell Ellison
       Chief Executive Officer
       Rockwell Medical, Inc.
       30142 S. Wixom Road
       Wixom, Michigan 48393

                                                        Re: Rockwell Medical,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed June 22, 2022
                                                            File No. 333-265768

       Dear Mr. Ellison:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alan
Campbell at 202-551-4224 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Ryan A. Murr